Exhibit 12
HEALTHCARE REALTY TRUST INCORPORATED
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)
(Unaudited)

	Year Ended					Nine Months Ended
	2005	2006	2007	2008	2009	September 30, 2010(1)
Earnings
Income from continuing operations	$12,744	$9,062	$9,195	$17,366	$27,243	$5,852

Add: Fixed charges	48,242	53,390	53,318	49,903	54,437	56,516
Less: Capitalized interest	(1,412)	(1,292)	(4,022)	(6,679)	(10,087)	(7,729)

Total Earnings	$59,574	$61,160	$58,491	$60,590	$71,593	$54,639

Fixed Charges
Interest expense	$45,675	$50,760	$48,307	$42,126	$43,080	$47,803
Estimated interest in rental expense	1,155	1,338	989	1,098	1,270	984
Capitalized interest	1,412	1,292	4,022	6,679	10,087	7,729

Total Fixed Charges	$48,242	$53,390	$53,318	$49,903	$54,437	$56,516

Total Preferred Stock Dividends	—	—	—	—	—	—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.23	1.15	1.10	1.21	1.32	0.97

(1)	For the nine months ended September 30, 2010, earnings from continuing operations were insufficient to cover fixed charges by $1.9 million.